February 20, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (901) 214-1833

John V. Faraci
Chairman and Chief Executive Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

> **Re:** **International Paper Company**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 001-03157**

Dear Mr. Faraci:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

Sincerely,

Craig Slivka
Attorney Advisor